Exhibit 99.1
Attunity Announces Multi-Million Dollar OEM Agreement with Microsoft,
Largest in Attunity’ s History

Microsoft to integrate Attunity’ s change data capture software  with SQL Server to enable strategic capabilities for cloud computing and real-time business intelligence

BURLINGTON, MA – December 29, 2010 – Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time data integration and event capture software, announced today that it had entered into a new, multi-million dollar OEM agreement with Microsoft Corporation (NASDAQ: MSFT), to provide Attunity’s change data capture (CDC) in Microsoft's next version of SQL Server. The integration of Attunity CDC into SQL Server will support customer requirements in strategic markets including cloud computing and real time business intelligence (BI).

Shimon Alon, Attunity’s Chairman and Chief Executive Officer stated: “This OEM agreement is an important turning point for Attunity. Aside from the strategic importance of this five-year agreement, we expect to receive a significant portion of the payments during 2011 and the balance in quarterly payments starting toward the end of 2012. This will enable us to strengthen our cash position and accelerate our growth by making additional investments in sales, marketing and R&D, as well as target high growth markets such as cloud computing.”

“We are focused on delivering a business platform that helps our customers maximize the value of their data for operations and business intelligence, on-premise and in the cloud,” said Denise Draper, Product Unit Manager at Microsoft. “By making innovative technologies such as Attunity’s CDC available in SQL Server, we are making it easier to use data efficiently, enabling customers to capitalize on the lower cost of ownership of the Microsoft platform and cloud computing.”

Shimon Alon concluded: “This agreement elevates our already successful partnership with Microsoft to a new level, making Attunity the de-facto partner of choice for dealing with heterogeneous data, on-premise and in the cloud, creating new and exciting opportunities for both companies in the future”.

With this integration, Microsoft customers will seamlessly use Attunity’s CDC to enable efficient movement of data from Oracle databases, addressing the high demand for making data available for business intelligence and data warehousing, as well as for capitalizing on the cost efficiencies of managing data in the cloud. Attunity is a leading provider of Change Data Capture (CDC) technology, offering CDC products for many heterogeneous enterprise databases, relational and non-relational, on platforms ranging from Windows to the mainframe. Having been previously selected by Microsoft for providing high-speed connectors, this agreement represents a repeated selection of Attunity, which Attunity believes demonstrates the high quality of the Attunity technology, as well as Attunity’s standards and commitment to its customers’ success.

Additional details regarding the OEM Agreement are included in the Company’s Report on Form 6-K filed today with the Securities and Exchange Commission (SEC).

About Attunity

Attunity is a leading provider of real-time data integration and event capture software. Our offering includes software solutions such as Attunity Stream®, a real-time and change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expected payments from Microsoft and our growth potential, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© Attunity 2010. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Dror Harel-Elkayam, CFO
dror.elkayam@attunity.com
Tel-+972-9-899-30-10

Itamar Ankorion, Director of Marketing and Business Development
itamar.ankorion@attunity.com
Tel. 781-730-4071